AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                                __________________

                             SILICONIX INCORPORATED
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                  _________________

                          VISHAY INTERTECHNOLOGY, INC.
                                       AND

              VISHAY TEMIC SEMICONDUCTOR ACQUISITION HOLDINGS CORP.
                                   (OFFERORS)

                 (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS
                        OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    82707923
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   AVI D. EDEN
                        C/O VISHAY INTERTECHNOLOGY, INC.
                               63 LINCOLN HIGHWAY
                        MALVERN, PENNSYLVANIA 19355-2120
                                 (610) 644-1300

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)



                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

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

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.

      [ ]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [X]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 5 amends the Tender Offer Statement on Schedule TO (as amended, this "Schedule TO"), filed by Vishay Intertechnology, Inc. ("Vishay"), a Delaware corporation, and Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay TEMIC"), a Delaware corporation and a wholly-owned subsidiary of Vishay. This Schedule TO relates to the offer by Vishay TEMIC to exchange Vishay shares of common stock, par value $0.10 per share, for each outstanding share of common stock, par value $0.01 per share, of Siliconix incorporated, a Delaware corporation, that Vishay and its subsidiaries do not own, upon the terms and subject to the conditions set forth in the Prospectus dated June 21, 2001 and in the related Letter of Transmittal, copies of which have been filed as exhibits to this Schedule TO.

      On June 28, 2001, Vishay issued a press release announcing that the registration statement for the offer had been declared effective by the Securities and Exchange Commission. A copy of the press release is incorporated by reference into this Schedule TO as Exhibit (a)(26).

ITEM 11.

      Item 11 is amended by adding the following:

      On June 28, 2001, Vishay announced that it entered into an agreement to acquire the infrared components business of Infineon Technologies AG for approximately $120 million. A copy of the press release announcing the acquisition is attached as an exhibit hereto.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 12 is amended by adding the following exhibit:

(a)(26) Press Release issued by Vishay on June 28, 2001 in respect of effectiveness of the registration statement for the exchange offer (incorporated by reference to the filing by Vishay on Form 425 on June 28, 2001).

(a)(27) Press Release issued by Vishay on June 28, 2001 in respect of an agreement to acquire the infrared components business of Infineon Technologies AG.


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                VISHAY INTERTECHNOLOGY, INC.


                                By: /s/ Avi D. Eden
                                   ----------------------------------
                                Name: Avi D. Eden
                                Title:Vice Chairman of the Board, Executive Vice
                                      President and General Counsel



                                VISHAY TEMIC SEMICONDUCTOR ACQUISITION
                                HOLDINGS CORP.


                                By: /s/ Avi D. Eden
                                   ----------------------------------
                                Name:  Avi D. Eden
                                Title: Vice President
Dated: June 28, 2001